4-11-2005



05040094

ED STATES
:XCHANGE COMMISSION
ton, D.C. 20549

UDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8-065555

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Linkbrokers Derivatives Corporation



OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Wooster Street 5th Floor
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Andrew Kippax — 212-925-0116
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP
(Name — if individual, state last, first, middle name)

330 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

PROCESSED
APR 29 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4/12

OATH OR AFFIRMATION

I, Andrew Kippax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Linkbrokers Derivatives Corporation, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Financial and Operations Principal

Title



Notary Public

ARTHUR F. LUND, II
Notary Public, State of New York
Residing in Orange County
No. 4601717
My commission expires April 30, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Financial Condition.
- ☐ (f) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (g) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (h) Computation of Net Capital.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (p) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report

To the Stockholder
LinkBrokers Derivatives Corporation
New York, New York

We have audited the accompanying statement of financial condition of LinkBrokers Derivatives Corporation (formerly The Link Asset and Securities Company Inc.) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of LinkBrokers Derivatives Corporation as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

BDO Seidman, LLP

March 7, 2005

LinkBrokers Derivatives Corporation

Statement of Financial Condition

December 31, 2004

Assets	
Cash	**$ 695,966**
Deposit with clearing broker (Note 1)	**100,663**
Fees receivable	**1,442,464**
Employee advances (Note 4(a))	**282,497**
Deferred tax asset (Note 5)	**275,000**
Property and equipment, net (Note 3)	**232,061**
Prepaid and other	**43,332**
	$3,071,983
Liabilities and Stockholder's Equity	
Liabilities:	
Accrued expenses and other liabilities (Note 2)	**$ 752,566**
Due to parent (Note 4(b))	**449,136**
Total liabilities	**1,201,702**
Liabilities subordinated to claims of general creditors (Note 2)	**500,000**
Commitments (Notes 6 and 7)	
Stockholder's equity (Note 7):	
Common stock, $25 par value – shares authorized 3,000; issued and outstanding 905	**22,625**
Additional paid-in capital	**882,375**
Retained earnings	**465,281**
Total stockholder's equity	**1,370,281**
	$3,071,983

See accompanying summary of business and significant accounting policies and notes to statement of financial condition.

LinkBrokers Derivatives Corporation

Summary of Business and Significant Accounting Policies

Business

LinkBrokers Derivatives Corporation ("Company") (formerly The Link Asset and Securities Company Inc.) is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers, Inc. The Company acts as an agent primarily in options for institutional clients.

The Company claims exemption from the requirements of SEC Rule 15c3-3 under Section (k)(2)(i) of the Rule.

The Company is a Delaware corporation, which was formed on May 16, 2002 and commenced operations on November 30, 2002. The Company is a wholly-owned subsidiary of The LinkAsset and Securities Co., Ltd. ("Parent"), a registered broker-dealer in the United Kingdom, authorized and regulated by the Financial Services Authority.

Property and Equipment

Property and equipment are carried at cost and are depreciated using the straight-line method over their estimated useful lives, which range from 3 to 5 years.

Income Taxes

The Company follows Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax basis of the assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

LinkBrokers Derivatives Corporation

Summary of Business and Significant Accounting Policies

Use of Estimates

The preparation of a statement of financial condition in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

1. Deposit with Clearing Broker

Pursuant to the clearing agreement, the Company is required to maintain a collateral deposit aggregating $100,000 against losses due to nonperformance by its institutional clients and any amounts due to clearing broker.

The Company is subject to credit risk if the clearing broker is unable to repay balances due.

2. Liabilities Subordinated to Claims of General Creditors

Borrowings under subordinated loans from the Parent amounted to $500,000 at December 31, 2004. These loans bear interest at 6.50% and mature on various dates through June 30, 2007. The subordinated loan is covered by an agreement approved by the National Association of Securities Dealers, Inc. and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such a loan is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid (Note 7). At December 31, 2004, the Company has interest payable to the Parent of $35,750, which is included in accrued expenses and other liabilities.

3. Property and Equipment, Net

Property and equipment, net consists of:

December 31, 2004	
Office equipment	$ 113,319
Furniture	45,258
Computer equipment	314,535
	473,112
Less: Accumulated depreciation	(241,051)
	$ 232,061

4. Related Party Transactions

(a) The Company had advances and loans due from employees of $282,497 at December 31, 2004.

(b) The Company had a payable due to the Parent of $449,136 at December 31, 2004.

5. Income Taxes

Deferred taxes are provided for temporary differences between income tax and financial statement recognition of revenues and expenses. For the year ended December 31, 2004, the components of the deferred tax asset are as follows:

December 31, 2004	
Depreciation	$ 23,000
Accruals for bonuses	29,000
Due to Parent	223,000
Total deferred tax assets	$275,000

6. Commitments

Operating Leases

The Company leases office space under a noncancellable lease agreement expiring through December 31, 2006. The lease agreement contains escalation provisions. The Company has an option to cancel the lease at December 31, 2005 for $50,000. Future minimum rental commitments for office space approximate the following:

Fiscal	
2005	$ 97,600
2006	100,500
	$198,100

7. Regulatory Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had regulatory net capital of $355,502 and a regulatory net capital requirement of $80,113. The Company's ratio of aggregate indebtedness to regulatory net capital was 3.38 to 1 at December 31, 2004.



BDO Seidman, LLP
Accountants and Consultants

330 Madison Avenue
New York, New York 10017
Telephone: (212) 885-8000
Fax: (212) 697-1299

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5 for a Broker Dealer Claiming an Exemption for SEC Rule 15c3-3

To the Stockholder
LinkBrokers Derivatives Corporation
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of LinkBrokers Derivatives Corporation (formerly The Link Asset and Securities Company, Inc.) ("Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.



The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.



BDO Seidman, LLP
Accountants and Consultants

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

BDO Seidman, LLP

Certified Public Accountants

New York, New York

March 7, 2005

LinkBrokers Derivatives Corporation

Statement of Financial Condition

December 31, 2004

LinkBrokers Derivatives Corporation

Contents

Facing page to Form X-17a-5	2A
Affirmation of officer	2B
Independent auditors' report	3
Statement of financial condition	4
Summary of business and significant accounting policies	5-6
Notes to statement of financial condition	7-9
Independent auditors' report on internal control required by Securities and Exchange Commission Rule 17a-5 for a broker dealer claiming an exemption from SEC Rule 15c3-3	10-12